Northport Network Systems Inc.
Suite 4200, 601 Union Street,
Seattle, Wa, 98101
Telephone: (206) 652-3451
Fax: (206) 652-3205

January 12, 2011

United States Securities and Exchange Commission
100 F Street N.E. Mail Stop 4561
Washington, DC, 20549

Attention; Mr. David Edgar, Staff Accountant

Re: Your letter of December 2, 2010 regarding Northport Network Systems Inc. File No. 000-52728. Form 10-K for the fiscal year ended December 31, 2009 and filed April 15, 2010; and also our Form 8-K filed June 21, 2010

Dear Sir;

Further to your discussion this date with James Wang of Northport Network Systems Inc., we confirm that we will have a formal response to your December 2, 2010 letter within 15 days of today, that is, by January 27, 2011.

Yours truly;

/s/ Jim H. Qian
Jim H. Qian, CFO and Director
Northport Network Systems Inc.